UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 001-36580
GREEN BANCORP, INC.
(Exact name of registrant as specified in its charter)

c/o Veritex Holdings, Inc.
8214 Westchester Drive, Suite 800
Dallas, Texas 75225
(972) 349-6200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock (par value $0.01 per share)
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: None*

*
Effective as of January 1, 2019, pursuant to that certain Agreement and Plan of Reorganization, dated July 23, 2018, by and among Veritex Holdings, Inc. (“Veritex”), MustMS, Inc., a wholly owned subsidiary of Veritex, and Green Bancorp, Inc. (“Green”), (i) merger sub merged with and into Green, with Green continuing as the surviving corporation and a wholly-owned subsidiary of Veritex and (ii) immediately thereafter, Green (as the surviving corporation) merged with and into Veritex, with Veritex as the surviving corporation. Accordingly, as of the date hereof, there are no holders of record of common stock of Green.

Pursuant to the requirements of the Securities Exchange Act of 1934, Veritex Holdings, Inc. (as successor to Green Bancorp, Inc.) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

VERITEX HOLDINGS, INC. (as successor to Green Bancorp, Inc.)
Date: January 10, 2019	By:	/s/ Terry S. Earley
Name: Terry S. Earley
Title: Chief Financial Officer